PROXY RESULTS
	During the six months ended June 30, 2006, Cohen &
Steers Worldwide Realty Income Fund, Inc. shareholders voted on the following proposals at the annual meeting held on April 27, 2006. The description of each proposal and number of shares voted are as follows:

Common Shares
			Shares Voted	Authority
				For	Withheld
To Elect Directors
Bonnie Cohen	 	13,925,448 	 161,698
George Grossman	 	13,934,526 	 152,620
Richard E. Kroon	13,935,691 	 151,455
Richard J. Norman	13,933,975 	 153,171
Frank K. Ross	 	13,936,499 	 150,647
Robert H. Steers	13,932,726 	 154,420
C. Edward Ward, Jr.	13,936,675 	 150,471


Preferred Shares
			Shares Voted	Authority
				For	Withheld
To Elect Directors
Bonnie Cohen		4,447		1
Martin Cohen		4,447		1
George Grossman		4,447		1
Richard E. Kroon	4,441		7
Richard J. Norman	4,447		1
Frank K. Ross		4,447		1
Robert H. Steers	4,447		1
Willard H. Smith Jr.	4,447		1
C. Edward Ward, Jr.	4,441		7